UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 7 May 2015
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
Incorporated in the Republic of South Africa)
Registration Number 1968/004880/06)
JSE, NYSE, DIFX Share Code: GFI
ISIN: ZAE000018123
"Gold Fields" or “the Company”)
RESULTS OF ANNUAL GENERAL MEETING OF GOLD FIELDS LIMITED HELD ON 6 MAY 2015
Shareholders are advised that at the Annual General Meeting of Gold Fields Limited held on Wednesday 6 May 2015, the ordinary and special resolutions, as well as advisory endorsement of the company’s remuneration policy, as set out in the notice of the annual general meeting dispatched to shareholders on 31 March 2015 were passed, on a poll, by the requisite majorities.
Details of the results of the voting are as follows:

Total issued share capital:
Total number of shares present/
represented including proxies at the meeting:
778,014,626
633,913,501
being 81.48% of the total votable shares
Ordinary
resolutions
Number of
shares
voted
Shares
voted for:
Shares
voted
against:
Shares
abstained:
1.Re-
appointment of
auditors
632,851,870
632,707,966
143,904
1,061,631
% of total
issued
shares
% of shares
voted
% of shares
voted
% of total
issued
shares
100%
99.98%
0.02%
0.13%
2.Re-election
of a director:
AR Hill until
31 December
2015
632,755,562
583,940,390
48,815,172
1,157,939
% of total
issued
shares
% of shares
voted
% of shares
voted
% of total
issued
shares
100%
92.29%
7.71%
0.14%
3. Re-election
of a director:
RP Menell
632,755,585
612,150,630
20,604,955
1,157,917
% of total
shares
% of shares
voted
% of shares
voted
% of total
issued
shares
100%
96.74%
3.26%
0.14%
4. Re-election
of a director:
CA Carolus
632,753,677
563,816,355
68,937,322
1,159,824
% of total
issued
shares
% of shares
voted
% of shares
voted
% of total
issued
shares

100% 89.11% 10.89% 0.14%
5. Re-election
of a member
and Chair of
the Audit
Committee: GM
Wilson
632,760,553
618,974,269
13,786,284
1,152,948
% of total
issued
shares
% of shares
voted
% of shares
voted
% of total
issued
shares
100% 97,82% 2.18% 0,14%
6. Re-election
of a member of
the Audit
Committee:RP
Menell
632,757,840
612,470,609
20,287,231
1,155,661
% of total
issued
shares
% of shares
voted
% of shares
voted
% of total
issued
shares
100% 96.79% 3.21% 0,14%
7. Re-election
of a member of
the Audit
Committee: DMJ
Ncube
632,742,663
618,942,260
13,800,403
1,170,838
% of total
issued
shares
% of shares
voted
% of shares
voted
% of total
issued
shares
100% 97.82% 2.18% 0.15%
8. Approval
for the issue
of authorised
but unissued
ordinary
shares
618,782,420
563,405,305
55,377,115
15,131,081
% of total
issued
shares
% of shares
voted
% of shares
voted
% of total
issued
shares
100% 91.05% 8.95% 1.94%
9. Approval
for the
issuing of
equity
securities for
cash
618,530,599
563,402,248
55,128,351
15,382,902
% of total
issued
shares
% of shares
voted
% of shares
voted
% of total
issued
shares
100% 91.09% 8.91% 1.97%
10. Advisory
endorsement of
the
remuneration
policy
587,394,330
454,240,649
133,153,681
46,519,171
% of total
issued
shares
% of shares
voted
% of shares
voted
% of total
issued
shares
100% 77.33% 22.67% 5.97%
Special
resolutions
Number of
shares
voted
Shares
voted for:
Shares
voted
against:
Shares
abstained:
1. Approval of
the
remuneration
of non-
executive
directors
608,238,141
601,075,672
7,162,469
25,675,360
% of total
issued
shares
% of shares
voted
% of
shares
voted
% of total
issued
shares
100% 98.82% 1.18% 3.30%
2. Approval
for the
Company to
grant
financial
618,940,188
617,657,566
1,282,622
14,973,313
% of total
issued
shares
% of shares
voted
% of
shares
voted
% of total
issued
shares

assistance in
terms of
section 44 and
45 of the Act
100% 99.79% 0.21% 1.92%
3. Acquisition
of Company’s
own shares

618,826,606
531,335,651
87,490,955
15,086,895
% of total
issued
shares
% of shares
voted
% of
shares
voted
% of total
issued
shares
100% 85.86% 14.14% 1.93%

Over 81.48% of votable shares were represented at the AGM.

The special resolutions will be filed with the Companies and Intellectual Property Commission in accordance with the requirements of the Companies Act, No 71 of 2008.
06 May 2015
Sponsor
J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 7 May 2015
By:/s/Nicholas J.Holland
Name: Nicholas J.Holland
Title: Chief Executive Officer